March 9, 2017	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Jennifer López, Esq. Attorney-Adviser Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Ecology and Environment, Inc. Preliminary Proxy Statement on Schedule 14A filed March 1, 2017 Filed by Mill Road Capital II, L.P., et al.

Dear Ms. López:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated March 6, 2017 (the “Letter”), relating to the filing made by Mill Road Capital II, L.P. (“Mill Road”), et al. indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

Schedule 14A

General

1. SEC Comment: Please revise to include proposal 4 of EEI’s proxy statement, to appointment Ernst & Young LLP as auditors, in your proxy statement and proxy card, or disclose that shareholders will be disenfranchised with respect to this matter if they return your proxy card. If you decide to include proposal 4, please also describe the reasons why you recommend voting for or against it.

Response: In response to the Staff’s comment, we have revised the preliminary proxy statement and the proxy card to include proposal 4 of EEI’s proxy statement regarding the proposal to appoint Ernst & Young LLP as auditors and have recommended a vote “FOR” the proposal for the reasons set forth in EEI’s proxy statement.

Proposal 1: Election of Directors, page 8

2. SEC Comment: Please elaborate upon your Nominees intent to help address “[EEI’s] declining share price and improve its performance” and discuss specific plans or intentions.

Response: In response to the Staff’s comment, we have added the following text on page 10 of the revised proxy statement:

Mill Road believes that the election of Mr. Jacobs and Mr. El-Hillow to the Board would help EEI address its declining share price and improve its financial performance. Mill Road believes that EEI’s share price declines have been driven primarily by deteriorating operational performance; therefore, improving operational performance is the most critical path to increasing shareholder value. Mill Road believes EEI needs a strategy to drive profitable revenue growth. As more fully described below, Mr. Jacobs and Mr. El-Hillow have the necessary leadership and strategy experience, along with significant financial acumen, to help EEI’s Board and management develop a long term strategy to return the company to profitable revenue growth, both organically and through acquisitions. To drive organic growth, Mr. Jacobs and Mr. El-Hillow will help EEI target and invest in key growth opportunities. Mr. Jacobs and Mr. El-Hillow will also help EEI grow through acquisitions by defining a strategy to identify, structure, and integrate acquisitions. Mill Road has not identified any specific targets for acquisition by EEI at this time, but believes a well-designed and executed plan will allow EEI to successfully implement an acquisition strategy.

Mill Road believes that the experience and talents of Mr. Jacobs and Mr. El-Hillow make them desirable candidates for election as Class A directors. Mr. Jacobs and Mr. El-Hillow have proven leadership capabilities at the board and executive level and have both successfully developed and implemented strategies to improve operations and drive strong financial performance. Mill Road urges the holders of shares of Class A Common Stock to read the biographical information of Mr. Jacobs and Mr. El-Hillow provided herein and vote for their election.

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We are filing herewith an amended Preliminary Proxy Statement on Schedule 14A. We will send to you separately via email, for your convenience, a copy of the amended Preliminary Proxy Statement on Schedule 14A, marked to indicate the changes referred to herein.

Please do not hesitate to call me at 617-832-1113 (email: pbork@foleyhoag.com) or, in my absence, my partner Jennifer Audeh at 617-832-3016 (email: jaudeh@foleyhoag.com). Thank you for your assistance.

Very truly yours,

/s/ Paul Bork

Paul Bork

PB

Enclosures

cc:	Justin C. Jacobs